AMENDMENT NO. 1

To the

OPPENHEIMER STRATEGIC INCOME FUND

BY-LAWS

     This Amendment Number 1 is made as of October 23, 2001to the By-Laws of Oppenheimer Strategic Income Fund (the "Trust"), dated as of October 24, 2000.

     WHEREAS, the Trustees, acting pursuant to Article VII, of the Trust's By-Laws dated October 24, 2000, desire to amend Article III of the By-Laws by adding a provision which would end the tenure of a Board member who is the president, chairman, or chief executive officer of the investment adviser if such Board member ceases to hold any such office.

     NOW, THEREFORE, the Trust's By-Laws are amended as follows:

     Article III of the Trust's By-Laws is amended by adding the following language as new Section 4.

Section 4. Investment Adviser President, Chairman, and/or CEO. The person who is the president, chairman or the chief executive officer or holds the equivalent office of the duly appointed and acting investment adviser for the Trust shall be a Trustee of the Trust if elected to said position by the Trustees. Said person shall automatically cease to be qualified to serve as a Trustee at the time said person is no longer the chief executive officer, chairman, president or equivalent officer of the duly appointed and acting investment adviser for the Trust, and thereupon said person shall immediately cease to be a Trustee without any further action required on the part of the remaining Trustees or the shareholders to remove said Trustee from office. This bylaw provision may be amended or revoked at any time and from time to time by a majority of the Trustees who are not "interested persons" or "affiliated persons" of the Trust as those terms are defined in the Investment Company Act of 1940.